[LETTERHEAD OF BALLARD SPAHR ANDREWS & INGERSOLL, LLP]

July 1, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Jeffrey Riedler
Assistant Director
Mail Stop 6010

Re:	Osiris Therapeutics, Inc.
File No. 001-32966
Preliminary Merger Proxy Statement on Schedule 14A
Filed June 12, 2008

Dear Mr. Riedler:

On behalf of Osiris Therapeutics, Inc., a Delaware corporation (the “Company”), this letter responds to the Staff’s comment letter dated June 27, 2008 regarding the Company’s Preliminary Merger Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 12, 2008.  For your convenience, the Staff’s comment has been reproduced, followed by the Company’s response to such comment.

Schedule 14A

1.                                       Please provide the reports filed under the Exchange Act, or incorporate them by reference, as required by Item 14(c)(1) and (2) of Schedule 14A.

RESPONSE: In response to the Staff’s comment, the Company’s Preliminary Proxy Statement on Schedule 14A has been revised to provide the most recent annual, quarterly and current reports of each of the Company and NuVasive, Inc.. A new section entitled “Additional Information Regarding Osiris and NuVasive,” has been added at page 42 of the proxy statement and identifies and incorporates by reference to Appendix E and F, respectively, copies of the most recent annual reports on Form 10-K, and subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, filed by each of the Company and NuVasive, Inc.

A statement from the Company containing the required acknowledgment is attached to this letter.

We would greatly appreciate your prompt attention to this matter.  Please address any questions or comments to the undersigned via telephone at (410) 528-5505, or via facsimile at 410-361-8916.

Sincerely,

/s/ Douglas M. Fox

Douglas M. Fox

cc:	C. Randal Mills, Ph.D.
President and Chief Executive Officer
Osiris Therapeutics, Inc.
7015 Albert Einstein Drive
Columbia, MD 21046

ACKNOWLEDGMENT

With respect to the Proxy Statement on Schedule 14A, which is the subject of the comment response letter to which this Acknowledgment is attached, Osiris Therapeutics, Inc. acknowledges to the United States Securities and Exchange Commission that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Osiris Therapeutics, Inc.

/s/ C. Randal Mills, Ph.D.

C. Randal Mills, Ph.D.
President and Chief Executive Officer